Fidelity (logo) Investments®	FPCMS 245 Summer Street Boston MA 02210 617-563-7000

April 9, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Fidelity Salem Street Trust (the trust):

Fidelity Inflation-Protected Bond Index Fund

File No. 811-02105

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Inflation-Protected Bond Index Fund, a series of the trust in connection with the proposed acquisition by Fidelity Inflation-Protected Bond Index Fund of all of the assets of Fidelity Inflation-Protected Bond Fund, another series of the trust and the assumption by Fidelity Inflation-Protected Bond Index Fund of the liabilities of Fidelity Inflation-Protected Bond Fund, solely in exchange for shares of Fidelity Inflation-Protected Bond Index Fund (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Inflation-Protected Bond Fund. The Prospectus of Fidelity Inflation-Protected Bond Index Fund dated March 1, 2018 included in this filing is the Prospectus filed by the trust on February 28, 2018 as Post-Effective Amendment No. 405 to its registration on Form N-1A (File No. 002-41839).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on July 19, 2018. It is expected that the Proxy Statement will be mailed to shareholders on or about May 22, 2018, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than April 29, 2018. Questions or comments regarding this filing should be directed to Renee Cummings at (603) 721-4221.

Sincerely,

/s/ Renee Cummings
Renee Cummings
Legal Product Group